[Pulaski Financial Corp. Letterhead]

April 25, 2013

John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, DC 20549

Re:        Pulaski Financial Corp.
Form 10-K for Fiscal Year Ended
September 30, 2012
Filed December 21, 2012
File No. 000-24571

Dear Mr. Nolan:

We have received your letter dated April 16, 2013 regarding comments on the above-referenced filing.  To aid in your review, we have repeated your comments followed by our responses.

Form 10-K for Fiscal Year Ended September 30, 2012

Loan Underwriting Risks, page 7

Residential Second Mortgages and Home Equity Lines of Credit, page 7

Comment No 1:

Please tell us and revise future filings to quantify the percentage of this portfolio for which you do not own the underlying first mortgage.  Provide an expanded discussion of how you monitor credit risks for loans where you do not own the underlying first.

Comment No 2:

Please tell us and revise future filings to disclose when these loans begin to amortize.
Providing this information by vintage maybe helpful. Also, discuss how many of these loans are only paying interest.

Response to Comments No. 1 and 2:

Attached hereto as Exhibit 1 is expanded disclosure of loan underwriting risks relating to residential second mortgage loans and home equity lines of credit.  This disclosure, which has been marked to show changes from the disclosure included in the Form 10-K for the year ended September 30, 2012, quantifies the percentage of this portfolio for which the Company does not own the underlying first mortgage and contains an expanded discussion of how the Company monitors credit risks for these loans.  The revised disclosure also provides information on when the Company’s home equity lines of credit will begin to amortize and how many of these loans are only paying interest.  Comparable disclosure will be included in future filings.

Exhibit 13

Financial Statements of Pulaski Financial Corp.

Note 12.  Liability for Loans Sold, page 64

Mr. John P. Nolan
April 25, 2013

Comment No 3:

Please tell us and revise future filings to provide an expanded discussion of how loans put back to you were resolved.  In your discussion, clarify the relationship of resolved loans and the change in the reserve for loans sold.  For instance, we note you resolved approximately $20M in loans and that you paid approximately $2M to resolve loans in 2012.  Also, disclose your accounting policy for how you record repurchased loans.

Response to Comment No. 3:

Attached hereto as Exhibit 2 is a revised version of Note 12 of the notes to the consolidated financial statements.  The revised note, which has been marked to show changes from what appeared in the Form 10-K for the year ended September 30, 2012, expands the discussion of how loans put back to the Company were resolved, clarifies the relationship of resolved loans and the change in the reserve for loans sold, and discloses the accounting policy for how the Company records repurchased loans.  Comparable disclosure will be included in future filings.

* * * * *

The Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure contained in the above-referenced filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments regarding this correspondence, please contact the undersigned.

Sincerely,

/s/ Paul J. Milano

Paul J. Milano
Chief Financial Officer

cc:           Paul Cline, Securities and Exchange Commission

EXHIBIT 1

Form 10-K for Fiscal Year Ended September 30, 2012

Loan Underwriting Risks, page 7.

Residential Second Mortgage Loans and Home Equity Lines of Credit.  Second mortgage loans and home equity lines of credit generally involve greater credit risk than first mortgage loans because they are secured by mortgages that are subordinate to the first mortgage on the property.  If the borrower is forced into foreclosure, we will receive no proceeds from the sale of the property until the first mortgage has been completely repaid.  Second mortgage loans and home equity lines of credit often have high loan-to-value ratios when combined with the first mortgage on the property.  Loans with high combined loan-to-value ratios will be more sensitive to declining property values than loans with lower combined loan-to-value ratios and, therefore, may experience a higher incidence of default and severity of losses.  Over the past several years, we have repeatedly tightened our underwriting standards in response to the prevailing economic conditions and have de-emphasized these types of lending.  As a result, the balances of second mortgage loans and home equity lines of credit decreased to $42.1 million and $143.9 million at September 30, 2012, respectively, compared with $51.5 million and $176.3 million, respectively, at September 30, 2011.

Since ^substantially all second mortgage loans and home equity lines of credit are ^originated in conjunction with the origination of first mortgage loans eligible for sale in the secondary market, and we typically do not service the related first mortgage loans if they are sold, we may be unable to track the delinquency status of the related first mortgage loans and whether such loans are at risk of foreclosure by others.  ^At September 30, 2012, second mortgage loans and home equity lines of credit for which we did not own or service the related first mortgage loans totaled approximately $35.4 million and $142.2 million, respectively, which represented approximately 84% and 99% of the second mortgage loan and home equity line of credit portfolios, respectively.  We monitor the increased credit risk associated with second mortgage loans and home equity lines of credit for which we do not own or service the related first mortgage loans by obtaining updated credit information on all borrowers from the credit bureaus at least annually, or more frequently based on negative trends in portfolio delinquencies or overall economic conditions.  If the circumstances warrant, we may obtain updated appraisals or other information, such as brokers’ opinions of value, indicating the fair value of the underlying collateral.  If these procedures identify significant deterioration in a borrower’s credit quality or the underlying property’s estimated fair value, we may freeze the borrower’s ability to make additional principal draws under the home equity lines of credit.

Home equity lines of credit are initially offered as “revolving” lines of credit whereby^ funds can be borrowed during a “draw” period. The only required ^payments during the ^draw period are scheduled monthly interest payments.  In previous years, we offered home equity lines of credit with ten-year maturities that included a draw period for the entire ten years. The full principal amount was due at the end of the draw period as a lump-sum balloon payment and no required monthly principal payments were due prior to maturity.  Beginning in 2012, we discontinued this product and began offering home equity lines of credit with 15-year maturities, including a five-year draw period requiring interest-only payments, followed by the required monthly payment of principal and interest on a fully-amortizing basis for the remaining ten-year term^.

At maturity, home equity loans are re-underwritten based on our current underwriting standards and updated appraisals are generally ^obtained.  Our underwriting criteria for such loans require the borrowers ^to qualify as if the loans require principal and interest payments for the complete term of the loans sufficient to fully amortize the loans.  If the borrowers qualify under our current underwriting standards, the loans are either renewed under our new 15-year home equity loan product or are converted to conventional second mortgage loans that are fully amortizing.  Borrowers may be required to repay ^a portion of the outstanding principal balance to qualify for such renewals.  The conversion of a home equity line of credit to a fully amortizing basis presents an increased level of default risk to us since the borrower no longer has the ability to make principal draws on the line, and the amount of the required monthly payment could substantially increase to provide for scheduled repayment of principal and interest.  During the year ended September 30, 2012, we renewed approximately $5.6 million of maturing home equity lines into our new 15-year home equity line of credit product and converted approximately $4.1 million of maturing home equity lines into fully-amortizing second mortgage loans.  At September 30, 2012, all of our home equity lines of credit were in the interest-only payment phase and all of our second mortgage loans were fully amortizing.  The following table summarizes when our home equity lines of credit at September 30, 2012 are scheduled to convert to a fully-amortizing basis:

Principal Balance
At September 30,
2012
(In thousands)
Year ended September 30,
2013                                          $ 19,238
2014                                             21,743
2015                                             16,415
2016                                             25,859
2017                                             35,202
Thereafter                                    25,475
    Total                                     $143,932

EXHIBIT 2

Exhibit 13

Financial Statements of Pulaski Financial Corp.

Note 12. Liability for Loans Sold, page 64

The Company records an estimated liability for probable amounts due to the Company’s loan investors under contractual obligations related to residential mortgage loans originated for sale that were previously sold and became delinquent or defaulted, or were determined to contain certain documentation or other underwriting deficiencies.  Under standard representations and warranties and early payment default clauses in the Company’s mortgage sale agreements, the Company may be required to repurchase mortgage loans sold to investors or reimburse the investors for ^losses incurred on loans (collectively “repurchase”) in the event of borrower default within a defined period after origination (generally 90 days), or in the event of breaches of contractual representations or warranties made at the time of sale that are not remedied within a defined period after the Company receives notice of such breaches (generally 90 days).

The Company establishes a mortgage repurchase liability related to these events that reflects management’s estimate of losses on loans for which the Company could have a repurchase obligation based on a combination of factors.  Such factors incorporate the volume of loans sold in current and previous periods, borrower default expectations, historical investor repurchase demand and appeals success rates (where the investor rescinds the demand based on a cure of the defect or acknowledges that the loan satisfies the investor’s applicable representations and warranties), and estimated loss severity.  Payments made to investors as reimbursement for losses incurred are charged against the mortgage repurchase liability.  Loans repurchased from investors are initially recorded at fair value, which becomes the Company’s new accounting basis.  Any difference between the loan’s fair value and the outstanding principal amount is charged or credited to the mortgage repurchase liability, as appropriate.  Subsequent to repurchase, such loans are carried in loans receivable.  Loans repurchased with deteriorated credit quality at the date of repurchase are accounted for under ASC Topic 310-30.

The principal balance of loans sold that remain subject to recourse provisions related to early payment default clauses totaled approximately $343 million and $266 million at September 30, 2012 and 2011, respectively.  Because the Company does not service the loans that it sells to its investors, the Company is generally unable to track the outstanding balances or delinquency status of a large portion of such loans that may be subject to repurchase under the representations and warranties clauses in the Company’s mortgage sale agreements.  The following is a summary of the principal balance of mortgage loan repurchase demands on loans previously sold that were received and resolved during the years ended September 30, 2012 and 2011:

EXHIBIT 2

	2012	2011

Received during period	$16,639,000	$16,700,000
Resolved during period	20,228,000	15,061,000
Unresolved at end of period	5,066,000	8,655,000

The following is a summary of the changes in the liability for loans sold during the years ended September 30, 2012 and 2011:

	2012	2011

Balance at beginning of period	$1,257,146	$470,983
Provisions charged to expense	2,005,865	1,650,406
Amounts paid to resolve demands	(2,285,877)	(864,243)
Balance at end of period	$977,134	$1,257,146

The following summarizes the manner in which the Company resolved mortgage loan repurchase demands received from its investors during the year ended September 30, 2012^:

	Principal Balance of Loans Involved in Existing Claims That Were Resolved	Payments Charged to Liability for Loans Sold
Resolved by providing additional documentation with no further action required	$9,304,000	$--
Resolved by make whole and early payment default payments to reimburse investors for losses incurred	859,000	312,887
Resolved by repurchasing loans previously sold to investors	876,000	22,990
Resolved under global settlement agreements	9,188,000	1,950,000
Total	$20,229,000	$2,285,877
Included in the table above under amounts resolved under global settlement agreements are $1.95 million of payments made to two of ^the Company’s largest mortgage loan investors during the year ended September 30, 2012 to settle all past, present and potential future make-whole and repurchase claims against the Bank.  The Bank was no longer selling loans to these investors and determined that such settlements would be advantageous to the Company.  These settlements resolved all past, present and potential future claims on approximately one-third of the Company’s total loans sold in past periods^, including existing claims involving loans with principal balances totaling $9.2 million.

The liability for loans sold of $977,000 at September 30, 2012 represents the Company’s best estimate of the probable loss that the Company will incur for various early default provisions and contractual representations and warranties associated with the sales of mortgage loans.  Because the level of mortgage loan repurchase losses depends upon economic factors, investor demand strategies and other external conditions that may change over the life of the underlying loans, the level of the liability for mortgage loan repurchase losses is difficult to estimate and requires considerable management judgment.  In addition, the Company does not service the loans that it sells to investors and is unable to track the remaining unpaid balances after sale.  As a result, there may be a range of possible losses in excess of the estimated liability that cannot be estimated.  Management maintains regular contact with the Company’s investors to monitor and address their repurchase demand practices and concerns.